BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Clarke S. Edgar                    Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-9399            Church Street Station
                                   New York, NY 10008


                                   February 17, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Broadway Stores Inc,
          (Previously Carter Hawley Hale Stores Inc.)


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Clarke S. Edgar



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                   (Amendment No.  1 )*
                                 ____

                   Broadway Stores Inc,
(Previously Carter Hawley Hale Stores Inc.)
          _______________________________________
                      NAME OF ISSUER:
             Preferred Stock (Par Value $0.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         111572202
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 4 Pages

CUSIP No. 111572202                     Page 2 of 4 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for a employee benefit plan 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER

  SHARES            0

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           0

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING           0

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    0.0%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:  0

      (b)    PERCENT OF CLASS:           0

      (c)    Number of shares as to which the Bank has:
             (i)  sole power to vote or to direct the
                          vote - 0

            (ii)  shared power to vote or to direct the
                          vote - 0

           (iii)  sole power to dispose or to direct the
                  disposition of - 0

            (iv)  shared power to dispose or to direct
                    the disposition of - 0

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 [X]

Item 6       Not applicable.

Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for a employee benefit plan.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary